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SE 17016824

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MAR 01 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy C. Halverson 763-582-6471
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center, 90 South 7th Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Amy C. Halverson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title



MOLLY FRAZIER
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors
Questar Capital Corporation:

We have audited the accompanying statement of financial condition of Questar Capital Corporation (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 28, 2017

QUESTAR CAPITAL CORPORATION

Statement of Financial Condition

December 31, 2016

Assets		
Cash and clearing deposit	$	12,510,381
Concessions receivable		3,060,303
Prepaid expenses		487,684
Deferred tax asset, net of valuation allowance of $1,316,236		1,320,302
Receivables from registered representatives (net of allowance for uncollectible accounts of $308,623)		7,592,664
Total assets	$	24,971,334
Liabilities and Stockholder's Equity		
Commissions payable	$	4,412,659
Payables to affiliate, net		1,226,613
Accrued expenses		2,498,552
Accounts payable		89,761
Deferred revenue		1,036,628
Total liabilities		9,264,213
Stockholder's equity:		
Common stock, no par value, 50,000 shares authorized and outstanding		113,728
Additional paid-in capital		156,032,182
Retained deficit		(140,438,789)
Total stockholder's equity		15,707,121
Total liabilities and stockholder's equity	$	24,971,334

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Operations

Year Ended December 31, 2016

Revenue:		
Commissions	$	67,345,653
Revenue from the sale of investment company shares		13,024,735
Other revenue		6,826,807
Total revenue		87,197,195
Expenses:		
Commissions		74,205,959
Salaries and employee benefit charges		9,045,463
Legal and compliance charges		3,996,280
Outside consulting		3,372,507
Information technology charges		2,487,348
Taxes, license and fees		748,674
Other expenses		4,937,592
Total expenses		98,793,823
Loss before taxes		(11,596,628)
Income tax benefit		4,029,666
Net loss	$	(7,566,962)

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

		Common stock	Additional paid-in capital	Retained deficit	Total
Balance at December 31, 2015	$	113,728	148,532,182	(132,871,827)	15,774,083
Capital contribution		—	7,500,000	—	7,500,000
Net loss		—	—	(7,566,962)	(7,566,962)
Balance at December 31, 2016	$	113,728	156,032,182	(140,438,789)	15,707,121

See accompanying notes to financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(7,566,962)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred taxes		555,819
Change in:		
Concessions receivable		2,147,769
Prepaid expenses		175,880
Receivables from registered representatives		(788,718)
Commissions payable		(2,209,117)
Payables to affiliate, net		576,135
Accrued expenses		1,480,567
Accounts payable		(3,651)
Deferred revenue		(118,095)
Net cash used in operating activities		(5,750,373)
Cash flows from financing activity:		
Capital contribution from parent		7,500,000
Net cash provided by financing activity		7,500,000
Net increase in cash		1,749,627
Cash and clearing deposit at beginning of year		10,760,754
Cash and clearing deposit at end of year	$	12,510,381

See accompanying notes to financial statements.

(1) Nature of Business and Significant Accounting Policies

(a) Description of the Company

Questar Capital Corporation (the Company) is a wholly owned subsidiary of Yorktown Financial Companies, Inc. (Yorktown), which is a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly owned subsidiary of Allianz Europe, B.V., which is a wholly owned subsidiary of Allianz SE, a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including nonproprietary mutual funds, variable life insurance and annuity contracts, fixed-indexed annuity products, fixed life insurance, and other alternative investments and processes general securities transactions through a clearing arrangement with a third party. The Company does not carry or hold securities for customer accounts. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Yorktown and Allianz Life.

(b) Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Clearing Deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations were $110,000 at December 31, 2016.

Receivables from Registered Representatives

The Company has a program which offers advanced commission and forgivable and non-forgivable loans to qualified registered representatives. The terms of the loans vary for each registered representative and are completely forgiven based on reaching predetermined production levels and the length of time the loan is outstanding. The non-forgivable loans are paid back through a withholding of the registered representatives' commissions. As of

(Continued)

December 31, 2016, the Company had gross advanced commission and loan receivables related to this program of $7,416,727. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a policy that reflects the expected collectability of the account. As of December 31, 2016, the Company recorded an allowance for uncollectible loans to registered representatives of $198,662.

The Company also has fee receivables from registered representatives. The receivables are stated net of write-offs and allowances for uncollectible accounts. The Company established an allowance for uncollectible accounts based on a reserve policy that reflects the expected collectability of the account. As of December 31, 2016, the gross receivable was $484,560, and the Company recorded an allowance for uncollectible accounts of $109,961.

Revenues and Expenses

The Company's primary source of revenue is from commissions on the sale of fixed-indexed annuities, variable annuities, and other security related products. The Company also earns revenue from the sale of investment company shares. Revenue from commissions and the sale of investment company shares is recorded when earned. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Commission expense is recognized in the same manner as the related income is earned. The clearing and depositing operations are provided by a third party.

Federal Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the financial statements. Any such change could significantly affect the amounts reported in the Statement of Operations. Quarterly, management evaluates the appropriateness of such provisions based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, technical advice memorandums, and other rulings issued by the Internal Revenue Service (IRS) or the tax courts. The Company is included in the consolidated federal income tax return with AZOA

and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to U.S. Treasury Department regulations. The Company will be paid for the tax benefit on its losses and any other tax attributes.

Recently Issued Accounting Pronouncements – Adopted

In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-15, Presentation of Financial Statements - Going Concern, to provide guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The amendments in this update are intended to reduce diversity in the timing and content of footnote disclosures. Additional disclosures are required if the Company believes there is substantial doubt about the entity's ability to continue as a going concern. The amendments in this update are effective for fiscal years ending after December 15, 2016 and for annual and interim periods thereafter. The amendments in this update do not have an impact on the Financial Statements as management believes there is not substantial doubt the entity's ability to continue as a going concern.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, to make various minor changes and improvements to various sections of accounting guidance within the Codification. The FASB did not anticipate that these amendments would affect current accounting practice. The amendments are intended to simplify and improve the readability of select guidance and in particular result in clarification of glossary terms. The majority of the amendments in this update are effective immediately. The amendments in this update do not have an impact on the Financial Statements.

Recently Issued Accounting Pronouncements – To Be Adopted

The FASB issued the following updates as part of their comprehensive new revenue recognition standard:

- ASU 2014-09, Revenue from Contracts with Customers. This update defines the new standard for recognizing revenue from contracts when goods and services are transferred to a customer in exchange for payment. The model requires 1) identifying contracts with a customer; 2) identifying separate performance obligations; 3) determining the transaction price; 4) allocating the transaction price to the separate performance obligations; and 5) recognizing revenue when (or as) the entity satisfies a performance obligation. The revenue recognition standard does not apply to financial instruments. However, the standard will require significantly more disclosures about items that are recorded under the new revenue recognition model. The amendments in this update are effective for fiscal years beginning after December 15, 2017.
- ASU 2016-08, Revenue Recognition - Principal versus Agent (reporting revenue gross versus net). This update adds clarifications to the principal versus agent guidance contained within ASU 2014-09 and provides guidance to aid in the assessment of control. Under the new guidance, an entity that controls the specified good or services before it is transferred to a customer is considered a principal and will recognize

revenue on a gross basis. The amendments in this update are effective concurrently with ASU 2014-09.

- ASU 2016-12, Revenue Recognition - Narrow-scope Improvements and Practical Expedients. This update provides clarifying guidance impacting several areas of the new standard, including noncash consideration and assessing collectability. The amendments in this update are effective concurrently with ASU 2014-09.
- ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update makes various minor clarifications to the guidance issued in ASU 2014-09. The amendments in this update are effective concurrently with ASU 2014-09.

Currently, fee and commission income is recognized upon completion of the service and is recorded in Commissions and Revenue from the sale of investment company shares on the Statement of Operations. Under the new standard, the Company will be required to recognize fee and commission income when the intermediary has satisfied its performance obligation (provision of placement services) and the customer has contractually agreed to the terms of the insurance policy so long as it is probable that the agreement will not be subject to reversal. The new standard will result in an acceleration in revenue recognition for certain fees and commissions compared to the current method, which requires revenue recognition when it is earned and realized/realizable including consideration of when it is fixed or determinable. Further, revenue is currently recognized on a gross basis as earned as the Company maintains control of the good or service before it is transferred. The amendments related to principal versus agent considerations do not impose a change to this recognition.

The Company continues to evaluate the impact of the update and respective amendments, but does not expect a material impact on revenue.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, to make various targeted improvements to the accounting for financial instruments, especially equity investments. In particular, the amendments in this update provide improvements to recognition, measurement, presentation, and disclosure guidance. The amendments in this update are effective for fiscal years beginning after December 15, 2017 and interim periods thereafter. The Company is currently assessing the impact of the amendments in this update.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, to replace the existing incurred loss impairment model with a new methodology that reflects expected credit losses and requires the entity to consider more information to develop credit loss estimates. The amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted after December 15, 2018. The Company is currently assessing the impact of the amendments in this update.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify or provide additional guidance regarding eight specific cash flow issues. These issues address 1) debt prepayment or debt extinguishment costs; 2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are

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insignificant in relation to the effective interest rate of the borrowing; 3) contingent consideration payments made after a business combination; 4) proceeds from the settlement of insurance claims; 5) proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; 6) distributions received from equity method investees; 7) beneficial interests in securitization transactions; and 8) separately identifiable cash flows and application of the predominance principle. The amendments in this update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently assessing the impact of the amendments in this update.

In October 2016, the FASB issued ASU 2016-16, Income Taxes: Intra-Entity Transfers of Assets Other than Inventory, to require entities to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when it is sold externally. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently assessing the impact of the amendments in this update.

(2) Transactions with Related Parties

Questar Asset Management, Inc. (QAM) is a related company through common control and ownership. The Company pays commission expenses on behalf of QAM, which are then charged to QAM on a periodic basis. The expenses charged reflect the actual costs of these services. During the year ended December 31, 2016, the Company paid $12,072,432 of commission expenses on behalf of QAM. No intercompany payable or receivable existed at December 31, 2016. In addition, the Company collects renewal fees and pays various operating expenses on behalf of QAM. At December 31, 2016, the Company had a net payable of $33,700 due to QAM. The net payable is located in Payables to affiliate, net on the Statement of Financial Condition.

The Company maintains selling agreements with Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life, for the distribution of variable annuity products and Allianz Life for the distribution of variable annuity and fixed-indexed annuity products. During 2016, these agreements resulted in commission revenue of $3,037,674 and marketing stipend revenue of $47,280 from ALFS and commission revenue of $28,384,388 and marketing stipend revenue of $424,593 from Allianz Life. Commission revenue is located in Commissions in the Statement of Operations. The marketing stipend revenue is located in Other revenue in the Statement of Operations.

The Company has an expense sharing arrangement where Allianz Life will pay certain direct operating expenses on behalf of the Company and then be reimbursed by the Company. During 2016, Allianz Life paid $18,099,478 in direct operating expenses. The Company also receives allocated expenses for overhead. During 2016, $4,665,842 was allocated to the Company using an allocation method developed by management of Allianz Life. At December 31, 2016, the Company had a payable due to Allianz Life of $1,192,913 related to these expenses. The payable is located in Payables to affiliate, net on the Statement of Financial Condition.

In 2016, Allianz Life adopted three board resolutions agreeing to make capital contributions in the form of cash payments to the Company. Total capital contributions of $7,500,000 were made to the Company during 2016. All capital contributions were made to the Company to satisfy the net capital

requirements as required by the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1).

(3) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other broker-dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

(4) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital of $617,614 as of December 31, 2016. At December 31, 2016, the Company had net capital of $5,677,994, which was $5,060,380 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.63:1 at December 31, 2016. The complete computation of net capital and aggregate indebtedness under Rule 15c3-1 is located at Schedule I.

(5) Rule 15c3-3 Exemption

The Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer. The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(6) Income Taxes

The income tax benefit for the year ended December 31, 2016, reflected in the Statement of Operations, is as follows:

Current tax benefit	$	4,585,485
Deferred tax expense		(555,819)
Income tax benefit as reported	$	4,029,666

There was no provision for state income taxes reflected in the Statement of Operations for the year ended December 31, 2016, due to the state income tax benefit from the net loss being fully offset by an increase in the valuation allowance.

The income tax benefit computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

Income tax benefit computed at the statutory rate	$	4,058,819
Allocated nondeductible expenses		(29,153)
Income tax benefit as reported	$	4,029,666

Tax effects of temporary differences giving rise to the significant components of the deferred tax assets and liabilities at December 31, 2016, are as follows:

Deferred tax assets:		
State net operating loss carryforward	$	1,316,236
Deferred compensation		1,212,283
Agent debt reserve		108,019
Total		2,636,538
Valuation allowance		(1,316,236)
Net deferred tax asset	$	1,320,302

Valuation allowance:		
Balance, beginning of year	$	(1,204,255)
Change in valuation allowance		(111,981)
Balance, end of year	$	(1,316,236)

Although realization is not assured, the Company believes it is not necessary to establish a full valuation allowance for the total deferred tax assets as it is more likely than not the deferred tax asset of $1,320,302 will be realized principally through reimbursement from AZOA as the existing deductible temporary differences reverse. The state net operating loss carry forward is not part of this agreement and is fully offset in the valuation allowance.

The Company is included in the consolidated group for which AZOA files a federal income tax return on behalf of all group members. As a member of the AZOA consolidated group, the Company is no longer subject to U.S. federal and non-U.S. income tax examinations for years prior to 2013, though examinations of combined returns filed by AZOA that include the Company by certain U.S. state and local tax authorities may still be conducted for 2008 and subsequent years. The last IRS examination of AZOA involved amended returns filed by AZOA for the 2008 and 2009 tax years. These amended returns were accepted by the IRS as filed. The IRS has initiated an examination of AZOA's 2011 tax return. While 2011 is closed to assessment, AZOA did file an amended tax return on which it claimed income tax refunds and under federal law, the amount claimed is subject to offsetting assessments even though the statute of limitations for the year is closed.

The Company had no unrecognized tax benefits as of January 1, 2016 and December 31, 2016. The Company does not expect any significant changes related to unrecognized tax benefits during the next twelve months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2016, the Company had not recognized any interest and penalties.

Income taxes received by the Company were $4,585,485 in 2016.

(7) Commitments and Contingencies

The Company is currently a defendant in various pending litigation and arbitration matters, arising from the conduct of its business. When evaluating litigation, claims, and assessments, management considers the nature of the litigation, progress of the case, opinions, or views of legal counsel, as well as prior experience in similar cases. Management uses this information to assess the likelihood of loss and whether the amount of loss can be reasonably estimated prior to making any accrual. The Company recognizes legal costs for defending itself as incurred.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(8) Subsequent Events

No material subsequent events have occurred since December 31, 2016 through February 28, 2017, the date at which the financial statements were issued, that would require adjustment to the financial statements.

Schedule I

QUESTAR CAPITAL CORPORATION

Computation of Net Capital and
Aggregate Indebtedness under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2016

Net capital	$	15,707,121
Deduct – nonallowable assets:		
Net deferred tax asset		1,320,302
Receivables from registered representatives		7,592,664
Prepaid expenses		487,684
Concessions receivable		389,814
Other unsecured balances		6,172
Deposit accounts		10,000
Net capital before haircuts on cash and clearing deposit positions		5,900,485
Haircuts on cash and clearing deposit positions		222,491
Net capital		5,677,994
Minimum capital required to be maintained (greater of $50,000 or 6-2/3% of aggregate indebtedness)		617,614
Net capital in excess of requirement	$	5,060,380
Aggregate indebtedness	$	9,264,213
Ratio of aggregate indebtedness to net capital		1.63 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17A-5 filed on January 26, 2017, and the above audited computation.

See accompanying report of independent registered public accounting firm.

Schedule II

QUESTAR CAPITAL CORPORATION

Computation for the Determination of the Customer Account Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

Schedule III

QUESTAR CAPITAL CORPORATION

Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Information

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)